Filed by CC Neuberger Principal Holdings II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vector Holding, LLC

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Getty Images and CC Neuberger Principal Holdings II

Combination Conference Call

December 10, 2021

C O R P O R A T E P A R T I C I P A N T S

Chinh Chu, Founder and Chief Executive Officer, CC Neuberger Holdings II

Doug Newton, EVP Corporate Development, CC Neuberger Holdings II

Craig Peters, Chief Executive Officer, Getty Images

Jennifer Leyden, SVP, Investor Relations and Finance, Getty Images

Milena Alberti-Perez, Chief Financial Officer, Getty Images

P R E S E N T A T I O N

Operator

Welcome to this morning’s call to discuss the Getty Images and CC Neuberger Principal Holdings II business combination. I would now like to turn the call over to Chinh Chu, CEO of CC Neuberger Principal Holdings II.

Chinh Chu

Good morning everybody. We’re extremely excited and proud to present to you Getty Images. We are teamed up with the Getty family, Koch Equity Development, and especially the exceptionally strong management team led by Craig.

By way of introduction, my name is Chinh Chu. I’ve had a 25-year career at Blackstone where I built up and led the Private Equity Group as Co-Chairman. Doug and I founded CC Capital six years ago, and our goal with CC Capital is to partner up with highest quality companies, where their sustainable strong growth rate with significant barriers to entry where we can help create more value and accelerate the growth.

We think Getty Images fits this criteria precisely. Getty is an extremely high quality company, with iconic brands, and has deep and wide moats with significant sources of differentiation. As you can see it has 450 million digital assets, it has 79,000 exclusive contributors, and therefore it has a very strong market position which leads into an enduring ecosystem. The Company also has very strong cloud based technology, with proprietary search and AI/ML, that drives superior content platform.

The second point here is that Getty sits at the nexus of the digital economy, with accelerating growth driven by increasing demand for visual and digital content, especially on the digital side, where the secular growth will accelerate. We think there is a lot of white space as the digital economy grows and as you can see there, the TAM numbers are quite large for Getty Images.

Third point here is from a valuation perspective, this is an investment that we’re setting up at a 15x forward multiple, which is at a significant discount to the direct competitor Shutterstock, as well as our broader peers. We believe Getty is a superior company; as you can see it grows faster, it has more proprietary content, but, despite that fact, we are setting it up at a discounted valuation.

From an intrinsic valuation standpoint, Getty Images is also quite attractive. This is an opportunity to invest in a world class franchise at a mid-single digit free-cash flow yield, that has growing and accelerating revenue from the mid- to high-single digits, and very high incremental margins and low capital intensity.

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Furthermore, the last bullet point here talks about significant value creation opportunities for the Company to unlock. The most important point here is revenue growth acceleration. Every company that we’ve invested in since I left Blackstone has been revenue growth acceleration. We believe Getty is no different. We also want to point out that the numbers that we have in this presentation does not reflect the NFT opportunity. Given the library and the content we have, we think there’s a significant NFT opportunity and that is all upside, not reflected in numbers.

I want to conclude with a few points. One, the management team is one of the most talented management teams that we’ve had a chance to partner with. Number two, the Company is exceedingly high quality with high retention rates given the subscription revenues, in addition to the scale, the library, and the proprietary content. This will also be the single largest investment that CC Neuberger has invested in and we’re extremely excited about the opportunity going forward.

Doug Newton

CCNB is focused on partnering with companies where we can create incremental value to accelerate the trajectory of the businesses with whom we partner.

At Getty Images we have identified a number of highly attractive opportunities. We have been particularly struck by the secular trend of video, and working with the Company to gear the product offering and salesforce towards this opportunity, we believe will accelerate growth and enhance the subscriber business model Craig and the team have done an exceptional job driving forward.

Because of the quality of its library, Getty Images has achieved growth parity with Shutterstock in the creative business despite having a leveraged capital structure which limited organic growth. One key opportunity which the company is embedding in its model is an acceleration of its marketing spend with very high ROIs. We expect that the ability to make high returns on incremental marketing dollars presents the opportunity to meaningfully expand its growth beyond the current guidance.

We have also been struck by the forward-thinking approach Getty Images has taken with respect to technology, investing to uplift its search capabilities and its overall platform. Our previous investments in technology have given us significant insights into data and AI/ML capabilities. We intend to work with Craig to provide the Company with resources to further enhance our product capabilities and expand our opportunity set, unlocking incremental growth.

Finally, Getty Images has a treasure trove library of deeply important and historical images. We have high conviction that we can pursue strategic partnerships, including leveraging our relationships, to unlock value via international expansion, strategic M&A and NFTs to further enhance the growth potential within the business.

Our due diligence has focused on identifying Getty Images core drivers, without discontinued operations, and tie them to historical data. In our assessment, this approach yields a revenue trajectory of 7%, the high end of the long term guidance range Milena will discuss later in the presentation. With meaningful actionable opportunities to realize additional upside to our growth rate.

This transaction accomplishes meaningful delevering of the business to unlock growth. Importantly, this transaction has a significant investment by the Sponsors, incremental capital from the Getty family, a shift of Koch from preferred to common equity. In total, with respect to Sponsor investment, between the FPA, Backstop, Risk Capital and Incremental PIPE Commitment, the Sponsors are collectively committing up to $600 million at $10 per share towards this transaction.

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We believe it is a precious opportunity to partner with a world class franchise business. Getty Images offers its customers very compelling value, with extremely high barriers to entry and is positioned perfectly at the nexus of the digital economy. Rarer still is the chance to be also able to partner with such a world class management team that has driven enormous benefit to all shareholders and stakeholders.

It is my sincere pleasure to hand it over to Craig Peters, CEO of Getty Images to discuss with you the fundamentals of the business.

Craig Peters

Thanks Chinh and Doug.

I am extremely excited to present the Getty Images business and to bring such a high-quality company back to the public markets at lower leverage and with a partner and balance sheet to drive further growth.

At the core of this business is a mission to move the world. We believe our work has a positive impact. By capturing powerful imagery at the U.S. border, of the changing environment, of the endangerment of species or the positive depiction of historically under or mis-represented communities, we strive to make an impact for today and for posterity.

Beyond our mission, we also hold ourselves accountable to a shared culture which is customer-focused, results-driven, team-oriented and maximizes the contribution of our employees toward our shared goals. The values on this page are not just words hanging over a copier in a break room. They are embedded in the Company’s DNA and are a big part of everyone’s performance evaluation.

This slide is Getty Images’ business at 30,000 feet. I break it down into three core pillars. Starting on the right, we represent and produce the very best visual content. We do this through over 250 partners, over 400,000 contributors, of which 79,000 are exclusive to Getty Images, some amazing staff and a recurring investment in our archive.

Moving to the far left, we represent the largest and best path to market for visual creators. We reach all customer segments; Corporate, Agency and Media. Through our brands, we reach customers from the largest entities to the smallest. Almost half our revenue is via annual subscriptions with strong customer loyalty. We maintain deep integrations with internet platforms, and we do all of this on a global scale.

At the center is our proprietary, scalable, reliable, flexible and unified platform. It can handle the variety of our content and varying customer requirements and workflows. It can service customers in any geography and allows us unique insights through the resulting data. Our over 1,600 employees are focused on improving our reach, our platform and our content every single day.

Beyond myself, Milena and Jenn who are speaking today, this is the management team responsible for leading Getty Images. When we speak to the accomplishments and improvements in this business. This is the team that delivered them. It is a leadership team that represents more than 200 years of experience in licensing content, but also more than 200 years working in media, technology and ecommerce.

Alongside our long-term shareholders in the Getty family, Koch Equity Development and our new partners in CCNB, this team is extremely capable, excited and focused on continuing to drive Getty Images’ performance going forward.

This is the great business we lead and one that is still early in its potential. Getty Images is unique in its space through the depth, breadth and quality of its offering. We are deeply embedded with our customers, and we have a highly attractive business model positioned to deliver sustained, profitable growth over the long-term.

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Pause on an amazing image by one of our staff photographers, Adam Pretty. Talent and effort go into making any great image.

Before we get into the future value creation opportunity, we’ll use the next set of slides to level set on our market, our value proposition, our unique competitive position and why it’s durable, along with some key changes that are now enabling accelerated growth.

Starting with our market, it is driven by the needs of all businesses to maintain a vibrant digital presence. They need to be on more platforms than ever before. They need to publish on these platforms more frequently than ever before, and these platforms are increasingly visual with video at the forefront, think TikTok and YouTube.

Beyond the aggregate demand growth driven by digital, there’s another important trend in our market, and that is the growth of the corporate customer. As companies struggle with the frequency of publishing across more platforms and doing it at lower costs, we are seeing them bring large parts of their marketing in-house. This is creating new customers and direct relationships for Getty Images and it’s not just limited to large corporations. Through our iStock brand, we’re seeing large volumes of small businesses needing visual content as they need to be online and look like a big business. Ten years ago, the Corporate segment represented less than a third of our business. It’s now over half, and as we will present later, we are still early in this trend.

Of course, the need for content does not stop with traditional businesses. Now everyone is a creator. Fueled by the gig economy and platforms that simplify creation and distribution, there is a new and rapidly expanding creative economy. Later, we’ll share how our recent acquisition of Unsplash plays directly into that expansion.

Getty Images is well-positioned to capitalize on each of those market trends by being an efficient, low-cost solution to meet all of our customers’ content needs. Whether you are a corporation, a media company or an agency. Whether you’re a big business or a small business. Getty Images provides a simple and convenient, powerful, high-quality solution which enables creativity and innovation at lower costs and at reduced risk.

We deliberately designed an end-to-end brand and solution offering to capitalize on the macro trends impacting our space. We now cover every corner of the market with our three core brands. Getty Images is focused on serving large enterprises. iStock on small and medium size businesses, and Unsplash on serving the extremely long-tail of prosumers and semi-professional creators through its website and its deep API integration. In each case, our brands provide a unique level of content quality in differentiation from the competition.

We break our content down between Creative and Editorial. Creative is still and video content which is released for commercial use and used to promote brands and their products and services. Creative is almost two-thirds of our revenue.

Editorial is still and video content covering contemporary news, sport and entertainment events from across the globe as well as our archive of historic events. In each case, we are highly differentiated via our unique approach and scale, our expertise and our exclusive premium content.

On the left side is our unique approach to creative. Getty Images is the only company that takes a truly active role in the creation of the creative content we distribute. In fact, all our competitors traffic in the exact same content. Our very different approach starts with a talented team of over 60 individuals who are creative content experts. This team is investing in detailed research across demographic trends, cultural trends and visual trends. They are answering big questions like what does travel look like post-COVID.

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We then partner with third-party organizations to augment and validate our understanding. These are organizations like GLAAD, AARP and the NAACP who inform authentic representation across diverse communities. The very communities whom our customers are trying to engage. We then share this research and insights with our exclusive partners and our over 70,000 exclusive creative contributors. Again, we’re the only company to have any meaningful exclusive contributors. This allows our creators to produce the most authentic, on-trend, contemporary creative content which is exclusive to Getty Images.

Not only do these exclusive contributors benefit from our research and direction, they receive higher royalty rates and play into a much larger royalty pool. While less than a quarter of our contributors, exclusives generate around 70% of our revenue. This means they earn much higher returns, and those returns are critical as they invest their capital to create content. Higher returns equate to higher investment and higher quality content.

The background image on the left illustrates the power of this creative model. This is not an image from an NBA game. It is an image produced by an exclusive contributor. It is fully released for commercial shoots. In order to produce this image, the contributor needed to rent a venue, fill it with fans with signed model releases and outfit in support of the teams, rebrand the entire arena, hire players, coaches and referees who also signed releases, design team logos and uniforms and position cameras throughout to capture the action in stills and video. Quite an investment.

On the right hand side, that image is a real NBA image from our editorial coverage where we are just as differentiated across numerous dimensions. It starts with our coverage; our depth, breadth and quality of coverage are true differentiators. That coverage is generated by award-winning photographers. In many cases, they’re specialists to a particular field. We have individuals that only shoot cycling or only shoot tennis. Adding to our coverage, we partner with more than 50 organizations who bring their unique content to our offering. These are organizations like the BBC, AFP, NBC Universal, ITN, Bloomberg and more.

Not only is our contemporary coverage the very best, we also maintain a rich and deep archive offering historic news, sport and entertainment imagery from every region across every decade back to the start of photography. Adding to our content, we have more than 300 individuals on our editorial team representing thousands of years of collective experience who know how to cover the world at scale and deliver that coverage with accuracy and speed.

Last but not least, we have exclusive rights and access through relationships with more than 50 organizations. Organizations like the NBA. No other entity has the position to take this shot of Lebron and no other organization has the right to license to the NBA commercial partner.

What makes Getty Images truly unique is that it can provide all of this, Creative and Editorial, via one website and subscription.

I mentioned some of the changes we made over recent years to drive growth. One key change was to convert the customer loyalty into a subscription business. Annual subscriptions are now close to 50% of the business. We built out a comprehensive set of subscriptions across Getty Images and iStock. Our Premium Access offering is truly unique offering everything Getty Images has in one subscription. Again, Editorial and Creative. Video and Stills. iStock and Getty Images.

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On the e-commerce front, we continue to see more subscription adoption and recently introduced an iStock subscription, inclusive of video, which is unique in its space. In all cases, our annual subscriptions provide greater customer and revenue visibility and upside through expanded consumption, cross-sell and upsell via our dedicated Customer Success team.

We improved our new customer growth and our marketing efficiency. We shifted our marketing mix to take advantage of free website traffic through affiliate partnerships. We expanded our geographic investment. We invested in our SEO. We implemented a rigorous test-and-optimize, data-driven e-commerce program. This significantly improved our marketing returns through accelerated delivery at much lower costs. Later in the presentation, we’ll speak to further opportunities on the marketing front.

As Doug highlighted upfront, we see a number of clear value drivers going forward validated by CCNB’s extensive diligence. So, let’s talk about how we continue to accelerate growth in the Getty Images business.

This starts with the corporate market opportunity we discussed earlier. The corporate segment has been a clear and steady source of growth over the last 10 years. With that said, there is still so much more opportunity. Of the top 3,000 global corporations, only one in two have any purchasing history with Getty Images, that includes your iStock. For those who have purchased from Getty Images, only one in 10 spend more than $50,000 per year.

We realigned our sales force and their incentives to target both further penetration of the corporate market and increasing spend per customer. We increased our customer service capabilities and resources against the segment. We launched new products, such as Custom Content, and upgraded others, like our Media Manager solution, to meet corporate need. We are already seeing traction from these investments and are confident we can further accelerate growth from the corporate segment.

Doug Newton

The enormous whitespace we have validated, underpins the strength of the opportunity set. Moreover, the management team has done a remarkable job providing customers a product set that fits seamlessly into the digital economy to drive secular and sustainable growth.

Craig Peters

We have seen an acceleration in video consumption. Through the third quarter of 2021, video is up 24% relative to 2020 with 2020 being up 20% relative to 2019.

Consistent with the corporate segment, we’re still early in this trend. Less than one in five customers on Getty Images and less than one in 10 customers on iStock have purchased video, yet we know many more use video or plan to use video.

We invested in our sales force against the production segment. We continue to expand our content offerings through existing sources and new partners such as NBC News. We’re launching new tools and features to make video consumption easier. We are integrating video into our subscriptions.

When a customer consumes video, it not only creates video revenue, it creates a stickier, higher-consuming customer overall. Here you can see the growth in customers using video and how their overall spend and loyalty improves following video consumption.

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Doug Newton

Based on our due diligence, we have been very invigorated by the secular trend in video, which we believe enhances the subscription model yielding higher retention customers that use the product and spend more. Importantly, the Company’s financial algorithm embeds a very conservative assumption on the trajectory of video and even at the high end of guidance only assumes this trend continues. It is noteworthy that in recent years, a 1% increase in attachment rate helped drive an approximate $30 million increase in video revenue year-over-year. So if the video trend for content creation accelerates, which we believe is likely, the opportunity for revenue growth upside is substantial.

Craig Peters

With the foundation of our recent marketing investments, we see opportunity to further accelerate marketing investment and profitable growth. Shutterstock has historically and continues to outspend us by almost two to one. We see opportunities to grow our spend in a test-and-learn approach and to continue to invest in our SEO to drive new customer acquisition at very compelling ROI.

Doug Newton

Our work with our market consultant amplifies that quality content is the single most important customer variable for utilizing these services. This underpins why the growth of the creative business has matched Shutterstock despite a lower marketing budget. In fact, 2021 is on track to be the largest new customer year in over a decade. As the Company shifts spend towards extremely high return on capital marketing dollars, we expect our new customer engine to accelerate. The growth model embeds only a minor uplift in marketing spend, we believe significant upside exists in growth as we further validate the areas to efficiently allocate dollars.

Craig Peters

One of the key areas where we can realize that growth is in rest-of-world market. Through their marketing investment, Shutterstock is a substantially higher percentage of their revenues from rest-of-world markets. We have not historically invested in these markets; however, we are well-positioned from a brand, content and product perspective across 18 languages and 24 currencies. This is low hanging fruit that we’re excited to get after in near-term.

Doug Newton

We have historically found international opportunities are often not optimized. We are particularly galvanized by our alignment with Craig and the team around pursuing organic and inorganic international growth where our quality library will benefit from increased company focus.

Craig Peters

In April of this year, we acquired Unsplash. Unsplash is a free image platform. It operates one of the most highly-trafficked free image websites and an API offering with over 15,000 integrations across the creative economy. Leveraging our learnings from our affiliate marketing relationships with other free sites, we now own one of the largest and have integrated iStock offers to drive new customers and new revenues absent incremental marketing spend.

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We also started monetizing the extensive Unsplash API footprint through technology licensing fees. A couple quarters into the acquisition, we remain incredibly excited for Unplash’s ability to augment our growth.

Finally, beyond Corporate, Video, Marketing Expansion and Unsplash, there continues to be opportunities to expand our content, rights and geographic footprint through partnerships and M&A. Our scaled data and library of content and the corresponding metadata are really unique assets. Building on these assets, we have used Artificial Intelligence and Machine Learning capabilities to improve our decision making, our search and our efficiencies. However, we’ve yet to take advantage of these capabilities to drive new customer-facing offerings. We’re now investing to bring these unique capabilities and insights to our customers to increase their stickiness and to drive new revenue streams. We expect to launch some initial customer-facing offerings during 2022 with more to come.

As an owner of one of the largest visual archives, as Chinh referenced, we see opportunities within the NFT market as that market continues to grow and develop.

Doug Newton

In a world where content is proliferating, two important things are true, the Company’s network ecosystem benefits from more creators and more customers and having the highest quality curated content matters more with each passing day. The Getty Images library quality continues to be our core focus and this quality content is a strategic differentiator that gives us unique opportunities to creatively monetize the library, including emerging use cases like NFTs and makes us an increasingly attractive and valuable strategic partner.

Craig Peters

With that, I will now turn it over to Milena and Jenn to walk you through the financials of the business.

Milena Alberti-Perez

Thank you, Craig.

I’m excited to take you through the financial profile of our highly durable business with a recurring subscription base and strong retention rates. Our high gross margins and scalable platform lead to strong operating leverage and free cash flow conversion, and sets us above our peers across key metrics. We’re a resilient business that has multiple drivers of sustainable, organic growth.

Here are our summary financials. On the left is our revenue growth excluding discontinued products which have no contribution in 2021 or future periods.

While COVID impacted our editorial business, in the light blue bar, and some of those impacts continue into 2021 driven by reduced entertainment events, we have more than rebounded with Editorial revenues nearing $300 million in 2021, Creative, in the dark blue bar, is expected to reach nearly $600 million of revenue for 2021, in double digit growth versus both 2020 and 2019.

We are driving growth in excess of the historic CAGR driven by the investments and improvements Craig mentioned earlier, and we have high conviction and line of site into full year 2021.

For 2022, we expect the continued rebound of our Editorial business, as well as benefits of our Unsplash acquisition and the growth delivered via the value drivers referenced by Craig and Doug to continue propel strong growth.

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On the right side, first you can see the historic stability of our gross margin percentage and second, our higher revenue translates into increases in gross profit.

With our revenue growth, resulting gross profit increases, and the scale we can achieve via our platform, we are driving increased EBITDA to a range of $310 million to $320 million in 2022, which reflects our expectations on incremental public company costs, and on the right, higher unlevered free cash flow over the historic period, and our projection for 2022 of $256 million to $264 million.

Below, you can see our Capex efficiency over time driven by our uniform platform investments. We expect Capex to continue to range between 5.5% and 6% going forward inclusive of further investments in Artificial Intelligence, Machine Learning and new products.

To provide a bit more of a bridge to 2021 full year and 2022 revenue growth, it is really useful to look at our recent trajectory in the nine months ended September 2021 versus 2019 for the same period, and then compare that to historic growth. On the left, within Creative you can see the relative acceleration as we simplified our offering, focused our sales resources, improved our marketing, introduced new subscriptions and products and accelerated video growth.

In the middle charts, within Editorial, we are returning to growth versus 2019 even with the impacts on our Entertainment business, and, as Entertainment continues to come back, it drives more growth. This is a business that is accelerating with a great financial profile.

It is also one that is now out-performing its most notable public peer. In addition to being highly differentiated via our premium exclusive content, we have higher organic revenue growth. We have a bigger subscription business overall and as a percent of revenue. We realize much higher spend per customer, and drive higher EBITDA margins. As Craig said early on, this is a great business.

Over to Jenn for our KPIs.

Jennifer Leyden

Part of Getty Images’ successful transformation over the past several years has included a shift to a more rigorous reliance on data and metrics to analyze and drive our business performance. These next two slides I’ll take you through seven of these metrics that we plan to report on externally as a public company. In partnership with CCNB, we’ve selected these seven as we believe they are the KPIs that will best help investors to understand our business and the drivers of our financial performance. They are also the metrics that will help management to deliver returns for our shareholders, continue to prioritize customer satisfaction and to track to our financial goals.

Starting from the upper left, Total Purchasing Customers. As the title of the chart implies, this is a count of the number of customers who’ve made a purchase with Getty Images in the reporting period.

Moving from left to right, you see we are 656,000 in 2017, up to 766,000 in the LTM Q3 2021 period. This represents nearly 17% growth across these periods.

We also use this metric to derive our average revenue per purchasing customer, which is north of $1,000 as of the LTM Q3 ‘21 period. I will note that this metric is not intended to be a measure of our total customer population. That number would include customers who have downloaded in this period but did not make a purchase in this period. That broader count of customers is in the 1 million-plus range.

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To the right, Total Active Annual Subscriber Counts. Another count of our customers, this time we’re counting the number of customers who are on one of our annual subscription products. Here again, we see steady upward growth showing from 30,000 in 2017 up to 70,000 in the LTM Q3 ‘21 period, more than doubling the count of annual subscribers across the period.

This metric is of course highly correlated to another key metric for us, which is the percentage of revenue locked into subscriptions that is tracking to 45% in 2021 up from 36% in 2017.

Bottom left, Annual Paid Download Volume. This is a measure of the volume of paid download activity from our customers across both subscription and non-subscription products in the period. Again, here we see steady growth up from 57 million in 2017 to 87 million in the Q3 ’21 LTM period.

Note, we did see a small step down in 2020 to 83 million largely tied to COVID impact on our business.

I’ll also note that this stat is understated. It does not include downloads from some of our customers who consume content via a direct, real-time feed. For some of our larger Editorial consumer customers who have a need for real-time content, i.e., breaking news event, we provide nearly instantaneous content to them via these feeds. Consumption of that content is not included in this metric.

Bottom right, LTM Annual Subscriber Revenue Retention Rate. This metric looks at how we retain revenue for our customer in annual subscription products, comparing their revenue in the prior twelve-month period to their revenue in the next twelve-month period. The metric is calculated on total spend for these customers, inclusive of their non-subscription product revenue.

As we look at the chart, we see impressive, consistent history of growth and steadiness; 2017 to 2019 averaged 99% revenue retention stepping up to 102.3% in the LTM Q3 ‘21 period. Again in 2020 we did see a step down to 87.9%, largely tied to COVID impact.

Next these top two metrics look at the size of our content library. On the left, imagery, on the right video. I will note, we don’t derive much financial insight from this metric as we believe that Getty Images competes on the quality, depth and breadth of our content, not necessarily the size of our library.

That said you’ll see that we’ve expanded our content and grown our content consecutively over the periods shown. We do look to see growth here as the size of our content library and growth of it is a strong indication of our ability to deliver the most contemporary and relevant content to meet the ever-evolving needs of our customers.

Last but certainly not least is our video attachment rate. This is a measurement of the percentage for our customer downloaders who are downloading video content. We see good steady growth here from 7.9% in 2017 up to 12.1% in the LTM 9.30.21 period. This chart represents nothing but opportunity for us. We know the video market is rapidly growing, demand for this content is high and as Craig notes, customers who buy video with us are better customers. Historical data shows that once a customer purchases video with us, they are likely to continue to spend with us and spend at a higher rate.

We have already begun to tap into this opportunity with the launch of two video-focused products in 2021, our iStock Video Editor tool and our first ever iStock subscription that includes video content. We look forward to seeing continued growth in the video attachment rate in 2022 and beyond.

In this financial overview, you have heard Milena and I use the words steady, stable, consistent quite a bit. This gives us a high degree of confidence in the predictability and adaptability of our financial model. This is rooted in a loyal customer and subscription base, with incredibly high revenue retention rates; continued acceleration of customer growth through efficient marketing and sales deployment; high, steady gross margins and a scalable cost base to maintain high EBITDA margins, and all of this with a strong, talented management team at the helm.

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This is the team that has proven it can navigate the Company through its most challenging periods as we did in 2020 during the height of the impact from the COVID pandemic, and it’s the team that can execute against our strategic plans to continue to deliver growth.

Melina Alberti-Perez

Thank you, Jenn.

Given our current trends, strong retention, and new customer growth, we have confidence in our ability to deliver 5% to 7-plus percent long term revenue growth, which is conservative.

Gross margins should remain stable at our historic levels.

EBITDA growth should outpace revenue growth given our scalable platform and business, with a margin in the mid 30% range, and Capex will continue to be in the range of 5.5% to 6%.

We also expect to see higher growth in even-numbered years, with $10 million to $12 million in incremental revenue benefitting from the U.S. election cycle and from sporting events such as the World Cup and the Olympics. And we see potential upside from new products and the potential for acquisitions.

Given the projections and the transaction benefits, we expect our levered pre-tax operating free cash flow to be north of $200 million once we have a full year with lower interest expense. This translates into two thirds of a turn of leverage reduction per year, where we can reach our target leverage range of 2.5 to 3 times within 24 months.

With our incremental cash flow, we expect to be able to sufficiently fund growth across marketing, data capabilities, new products and opportunistically evaluate M&A, and we will look to optimize shareholder return when the capital structure allows.

Over to Doug for a valuation overview

Doug Newton

The Getty Images investment opportunity is unique in that our comparable companies trade at a significant premium despite our strong belief that Getty Images is the highest quality, most durable franchise in the industry. We also believe that the orientation of the Company towards growth and the intrinsic value of our content and network will yield substantial opportunities for us to outperform the financial algorithm Milena described for you. Moreover, we believe the NY Times is an interesting allegory to our Fortress Editorial Franchise and think the quality of the business and brand warrants a premium valuation for the business.

Thank you very much for the opportunity to present the Getty Images business to you. We trust this company; management team and sponsorship makes you as excited as we are. We look forward to partnering with you as this business grows and realizes its remarkable intrinsic potential going forward.

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